Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934
For the month of SEPTEMBER 2021	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NATUZZI

# FINANCIAL RESULTS AND SHAREHOLDER LETTER

2021 - Second Quarter

SECOND QUARTER 2021 HIGHLIGHTS
◾	2Q 2021 INVOICED SALES INCREASED 76.0% VS 2Q 2020 AND 17.7% VS 2Q 2019, AMID A PERDURING DISRUPTION OF THE ENTIRE SUPPLY CHAIN (COST/AVAILABILITY OF RAW MATERIAL, PRODUCTION AND SHIPPING)
◾	2Q 2021 WRITTEN ORDERS INCREASED EVEN AT HIGHER PACE: 102.4% VS 2Q 2020, 27.4% VS 2Q 2019. 2Q 2021 24.7% ABOVE 1Q 2021
◾	1H 2021 INVOICED SALES INCREASED 45.7% VS 1H 2020 AND 5.8% VS 1H 2019
◾	WRITTEN ORDERS DURING FIRST 36 WEEKS OF 2021 INCREASED 35.0% VS SAME PERIOD IN 2020 AND 14.3% VS SAME PERIOD IN 2019
◾	2Q 2021 GROSS MARGIN OF 36.1%, INCREASED FROM 26.1% IN 2Q 2020 AND 27.9% IN 2Q 2019 DESPITE SPIKE IN COST OF MATERIALS
◾	1H 2021 GROSS MARGIN OF 36.2%, INCREASED FROM 30.8% IN 1H 2020 AND 29.1% IN 1H 2019
◾
2Q 2021 OPERATING PROFIT OF €1.5 MILLION, IMPROVING FROM A LOSS OF (€7.7) MILLION IN 2Q 2020 AND (€7.8) MILLION IN 2Q 2019, DESPITE THE SPIKE IN TRANSPORTATION COSTS AND €1.4 MILLION OF EXTRAORDINARY COSTS RELATED TO MEASURES TAKEN BY CANADIAN CUSTOM ON IMPORTS OF  FURNITURE FROM VIETNAM AND CHINA

◾
1H 2021 OPERATING PROFIT OF €4.8 MILLION, IMPROVING FROM OPERATING LOSS OF (€12.7) MILLION IN 1H 2020 AND (€10.8) MILLION IN 1H 2019. 1H 2021 OPERATING PROFIT IS THE HIGHEST REPORTED SINCE 1H 2006 RESULTS

◾	AVAILABLE CASH OF €55.1 MILLION AS OF JUNE 30, 2021, INCREASED FROM €33.2 MILLION AS OF JUNE 30, 2020, AND €41.6 MILLION AS OF JUNE 30, 2019

Santeramo in Colle (BA), September 24, 2021 – The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”) approved today the Company’s consolidated financial results for its second quarter and half year ended June 30, 2021.
Pasquale Natuzzi, Chairman of the Group, commented “I am encouraged to see a change in trajectory of our business, amid the numerous challenges that are characterizing the supply chain in 2021, probably one of the most complex years I have witnessed in my 60-year experience.  The supply chain disruption remains a challenge that is affecting our ability to properly serve the growing demand.  The furniture market continues reporting solid growth in most of the geographies where we operate, and this is providing a positive tailwind to our business.  More than by the positive results of the first part of this year, however, I am encouraged to see how effectively the new governance is helping our Group to accelerate its retail and brand transformation.  Antonio Achille, our new CEO, had an incredible jump-start in the business and I am now collaborating with him and our Board of Directors to further strengthen our organization by bringing new talents on board, such as Mario De Gennaro, who is joining as new Chief HR & Organization Officer and who brings more than 25 years of experience in people-led transformations.”
Antonio Achille, CEO of the Group added: “I am pleased to see our business record significant growth for the fourth consecutive quarter and the best semester, in terms of operating profit, in the last 15 years.
I am also particularly excited to see an improvement in “the quality” of our sales: growth is primarily coming from our branded business, which is now 87% of our total business compared to 78% in the first semester of 2019.  The strength of our brands combined with an increasing discipline on product offering and the continuous effort to become a more customer-centric organization has allowed us to accelerate the growth of our brands.  We believe our dual-brand strategy is paying off.  “Natuzzi Italia”, our ambassador of the “made in Italy”, targets the Global luxury customer while “Natuzzi Editions”, entirely designed in Italy, offers an exciting collection with a more affordable price point, tailoring store assortment to the needs of individual markets.  We are achieving solid growth for both brands in all key geographies.

Second Quarter 2021 Financial Results and Shareholder Letter

I am also encouraged to see the trajectory of our retail in those geographies, most notably the United States, where we have built a strong team and have invested in defining a winning retail model.  The retail model we have in place in the United States continues improving, with like-for-like written orders that, in 2Q 2021, grew by 250% compared to 2Q 2020 and 68% compared to 2Q 2019 (at retail value in USD).  Our top stores in the Unites States are trending at an average pace of USD 4 million in annual retail sales per store, with an integrated gross margin of 74% during the first semester of 2021.  The encouraging improvement of these DOS is the result of a strong management team and organization, adequate merchandising, and the implementation of the “quick program”, which is based on stocked products and aimed at improving the service level and sales of our best-sellers.  We intend to apply this recipe and the experience gained in the United States to all DOS in our key markets, so as to improve the productivity of our store network.  This is a key part of our journey to become a successful, vertically integrated global luxury and designer furniture brand.  We intend to continue this journey with passion and persistence.
Despite these encouraging results, we remain extremely vigilant as our business environment remains characterized by unprecedented supply-chain disruptions on all its key dimensions: cost and availability of raw material, production and shipping.  We continue to remain extremely vigilant to mitigate these effects as we are not yet seeing signs of a return to more stabilized supply chain.
In addition, we still have significant challenges ahead of us, primarily related to the modernization of our Italian manufacturing.
Our operations team is working hard to meet growing demand and overcome the challenges our production and global supply chain are experimenting. With demand acceleration outpacing production acceleration, our team is implementing a number of initiatives to increase weekly production and improve production capacity such as expanding our supply base in Italy, assembling four new production lines in Romania, and engaging additional outsourcers in Europe.  We are also accelerating the ramp-up of our production facilities in Mexico, an initiative that we expect to be a game changer in our ability to serve our Natuzzi Edition business in North and Central America in a timely and cost-effective manner.
In the short term, the price increases we recently implemented, together with increased operating leverage, helped protect margins from spikes in raw materials and transportation costs during the quarter.  Our focus is centered on the reduction of our backlog.  Despite the effort of our management, the situation remains extremely complex in terms of both raw material costs, supply chain and production capacity.

Second Quarter 2021 Financial Results and Shareholder Letter

In the long term, I believe that our global supply chain, with a combination of in-house manufacturing and outsourcing, will be a competitive advantage over other companies that completely outsource their production and often rely only on one market for their production.  If you completely outsource the production, and to a great extent the design of your collections, as other companies do, you will never be able to deliver the luxury Brand experience we aspire to deliver with Natuzzi’s Brands, chiefly with Natuzzi Italia.  No single luxury brand, that I am aware of, relies 100% on outsourcing: in the long run your customer will not accept it.
In these first months since my arrival, we have also worked with our leadership team to sharpen our strategic vision to capitalize on the positive momentum and accelerate growth.  Our leadership team is now aligned and incentivized to achieve this vision, also with a stock option plan that our Board of Directors has agreed to implement starting from 2022.
I am participating in this stock option plan, which I strongly wanted for our key management team to ensure complete alignment with the interests of the Company’s shareholders.  Creating value for them, based on resetting the fundamentals of our business model, is my primary mission.
Together with the leadership team, in the coming months, we intend to execute our strategy by leveraging the strength of the Natuzzi brands, expanding our retail presence in specific markets, such as the United States, China and Europe, accelerating our digital presence and making our operations more flexible and closer to market demand, while maintaining a rigorous approach to working capital management.  I am truly excited about and committed to the journey we are on.”

2Q 2021 CONSOLIDATED REVENUE
2Q 2021 consolidated revenue amounted to €108.4 million, an increase of 76.0% from €61.6 million in 2Q 2020 and of 17.7% from €92.2 million in 2Q 2019.
Excluding “other sales” of €2.9 million, 2Q 2021 invoiced sales from upholstered and other home furnishings products amounted to €105.5 million, an increase of 76.8% compared to 2Q 2020 and of 19.4% compared to 2Q 2019.

Second Quarter 2021 Financial Results and Shareholder Letter

To provide a better understanding of the different growth drivers of our operating model, revenues are hereafter described according the three main dimensions of our business:
•	A: Branded/Unbranded Business
•	B: Key Markets
•	C: Distribution
A.  Branded/Unbranded business
The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi brands) and the unbranded business, the latter with collections dedicated to large-scale distribution.
A1.  Branded business.  Natuzzi Group’s strategy, which aims at capitalizing on the strengths of its brands representing the finest spirit of Italian design and the unique craftmanship details of “Made in Italy”, continues to deliver positive results.  Natuzzi’s branded invoiced sales amounted to €91.4 million, an increase of 75.0% compared to 2Q 2020 and of 28.3% compared to 2Q 2019.
Within the branded business, Natuzzi is pursuing a dual-brands strategy:
• Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand.  Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises) and our strategy is to expand our distribution through mono-brand stores.  In 2Q 2021, Natuzzi Italia invoiced sales amounted to €40.0 million, an increase of 96.0% compared to 2Q 2020 and of 26.4% compared to 2Q 2019.
• Natuzzi Editions, our affordable luxury brand, offers products entirely designed in Italy and produced in different districts strategically located to best serve individual markets (mainly China, Romania, Brazil and Vietnam).  We plan to establish an additional production facility in Mexico to serve North America starting from 2022.  Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi.  The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market.  Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.  We intend to build a growing presence of DOS and franchised operated stores (“FOS”) in geographies where it would make sense to do so.  In 2Q 2021, Natuzzi Editions invoiced sales amounted to €51.4 million, an increase of 61.5% compared to 2Q 2020 and of 29.9% compared to 2Q 2019.

Second Quarter 2021 Financial Results and Shareholder Letter

A2.  Unbranded business.  Invoiced sales from our unbranded business amounted to €14.1 million, an increase of 89.4% compared to 2Q 2020 and a decrease of 17.7% compared to 2Q 2019. The Group’s strategy is to focus on fewer large accounts and serve them with a more efficient go-to-market model.
B.  Key Markets
In 2Q 2021, the Group recorded an increase in invoiced sales across all of its key geographies as compared to 2Q 2020 and 2Q 2019:
—	North America: invoiced sales increased by 92.2% compared to 2Q 2020 and by 32.2% compared to 2Q 2019;
—	Greater China: invoiced sales increased by 37.0% compared to 2Q 2020 and by 30.7% compared to 2Q 2019;
—	Western and Southern Europe: invoiced sales increased by 80.1% compared to 2Q 2020 and by 5.8% compared to 2Q 2019;
—	Emerging Markets: invoiced sales increased by 78.7% compared to 2Q 2020 and by 18.1% compared to 2Q 2019;
—	Rest of the world (which includes Central and South America and the rest of the Asia-Pacific regions): invoiced sales increased by 71.2% compared to 2Q 2020 and by 18.6% compared to 2Q 2019.

C  Distribution
Natuzzi sells its branded collections through mono-brand stores (DOS or FOS) and galleries (i.e., mono-brand points-of-sale in multi-brand stores and high-end department stores).
As of June 30, 2021, the Group distributed its branded collections in 109 countries through 577 mono-brand stores (54 DOS and 523 FOS).  In our quest to provide our customers with an enhanced experience of our brands, we continue to expand our mono-brand network, both DOS and FOS.  During 2Q 2021, 27 new mono-brand stores were added to our network, including 23 located in China.

Second Quarter 2021 Financial Results and Shareholder Letter

As of June 30, 2021, the Group sold its branded collections also through 562 Natuzzi galleries.
C1.  Mono-brand direct retail. During 2Q 2021, direct retail invoiced sales amounted to €19.2 million, an increase of 116.3% compared to 2Q 2020 and of 18.0% compared to 2Q 2019.
Natuzzi's retail adventure is relatively recent, as the first stores were opened on a trial basis in the last decade of the Group's 60-year history.  The market in which our retail model is most advanced is the United States.  Summarized below are some numbers and information relating to our U.S. DOS performance, which we believe might be relevant as the retail model implemented in the United States is the retail model that is now being extended to the rest of our network.
•	As of June 30, 2021, we had 12 DOS in the United States, of which seven are located in Florida;
•	2Q 2021 retail value written orders on like-for-like basis increased by 250% compared to 2Q 2020 and by 68% compared to 2Q 2019;
•	During the first six months of 2021, our top six DOS trend at an annualized pace of $4.0 million retail sales on average;
•	For the first six months of 2021, we had an integrated gross margin for our U.S. DOS of 74%; and
•	For the first six months of 2021, the average order value increased by 20.4% compared to full year 2019.
Jason Camp, President of Natuzzi Americas with nearly 25 years of experience in the U.S. furniture industry (including leadership positions at Bassett Furniture and Restoration Hardware), commented on the Company’s performance in the United States as follows: “We are very encouraged by our strong growth in the United States.  Despite the industry tailwinds, our strategy is driving market share growth.  In truth, we are just getting started.  We see numerous opportunities to drive additional organic growth, build scale with the expansion of our retail business and drive significant profitability.”

Second Quarter 2021 Financial Results and Shareholder Letter

C2. Mono-brand franchise (FOS). The Group also sells its branded collections through FOS.  From a customer perspective, the experience in our FOS is highly comparable to that of DOS and we continue to invest in partnering with franchisees to elevate our customers’ store experience. The Group remains strategically focused on expanding its international retail distribution network in key markets through the opening of primarily new franchise stores.
In 2Q 2021, invoiced sales from franchise stores amounted to €33.6 million, an increase of 81.5% compared to 2Q 2020 and of 61.6% compared to 2Q 2019.
C3. Wholesale.  The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products.
In 2Q 2021, branded invoiced sales from this channel amounted to €38.5 million, an increase of 55.3% compared to 2Q 2020 and of 13.0% compared to 2Q 2019.
With the aim of more efficiently leveraging the values and lifestyle of the Natuzzi brand, the Company intends to strategically transform part of its gallery partnerships into franchise agreements through the opening of Natuzzi mono-brand stores.
In 2Q 2021, invoiced sales for unbranded products, which were entirely sold through the wholesale channel, amounted to €14.1 million, an increase of 89.4% compared to 2Q 2020 and a decrease of 17.7% compared to 2Q 2019.
GROSS MARGIN
In 2Q 2021, we had a gross margin of 36.1%, which increased from 26.1% in 2Q 2020 and 27.9% in 2Q 2019, mainly due to a better product mix, with an increase in Branded sales, and higher operating leverage in 2Q 2021.
In 2Q 2021, the Company recognized labor-related costs of €0.8 million in connection with an incentive program to reduce the redundant workforce at its Italian plants.
The improvement in gross margin has been achieved despite the unprecedented inflationary spike in raw materials.

Second Quarter 2021 Financial Results and Shareholder Letter

To offset this cost pressure, our management worked to increase production efficiency.  In addition, we applied a selected price increase to offset the increased cost of raw materials.  The price increases, which in some markets have been of up to 15% since the beginning of the year, have generally been well accepted by our business partners and end customers, confirming the strengths of our brands.
We continue to remain vigilant to mitigate this inflationary pressure on gross margin as we are not yet seeing signs of a return to more stabilized material costs.
OPERATING EXPENSES
In 2Q 2021, management continued its effort to rationalize operating expenses (which include selling expenses, administrative expenses, other operating income/expenses and the impairment of trade receivables) and achieve a more flexible overhead structure.
As a percentage of sales, during 2Q 2021 operating expenses were 34.8% (€37.7 million) down from 38.7% in 2Q 2020 (at €23.8 million) and down from 36.4% (at €33.5 million in 2Q 2019), notwithstanding increased transportation costs (representing 12.9% on revenue vs 8.8% in 2Q 2020 and 9.2% in 2Q 2019, mainly due to shipping cost increase).
Operating expenses were also affected by the impact of extraordinary costs related to anti-dumping measures recently imposed by Canadian customs on goods imported from China and Vietnam.  In 2Q 2021, these extra-costs, mainly consisting of demurrage, additional transportation and legal costs, totaled €1.4 million, or 1.3% on revenue, of which €1.1 million under selling expenses and €0.3 million under administrative expenses.
Shipping costs continue increasing and we see no sign of potential reduction in import tariffs especially to North America from Asia.  For these reasons, we are accelerating our efforts to bring the production of “Natuzzi Editions” closer to end markets.
In 2Q 2021, the Company recorded €1.7 million in other income, including €0.5 million in capital gain, from the sale of a piece of land near its headquarters.

Second Quarter 2021 Financial Results and Shareholder Letter

KEY RESULTS SUMMARY: 2Q 2021
To conclude, below is a summary of our 2Q 2021 performance.  In 2Q 2021, the Company reported improved results compared to 2Q 2020 and pre-pandemic 2Q 2019:
•	total revenue amounted to €108.4 million, an increase of 76.0% compared to 2Q 2020 and of 17.7% compared to 2Q 2019;
•	total written orders amounted to €103.6 million, an increase of 102.4% compared to 2Q 2020 and of 27.4% compared to 2Q 2019;
•	we had a gross margin of 36.1%, which increased from 26.1% in 2Q 2020 and 27.9% in 2Q 2019;
•	we had an operating profit of €1.5 million, which increased from an operating loss of (€7.7) million in 2Q 2020 and (€7.8) million in 2Q 2019; and
•
we had a net loss of (€0.1) million, which includes extraordinary demurrage, handling and legal costs of €1.4 million related to duties imposed by Canadian customs.  2Q 2021 net loss of (€0.1) million compares to a loss of (€9.1) million in 2Q 2020 and a loss of (€10.5) million in 2Q 2019.

Second Quarter 2021 Financial Results and Shareholder Letter

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2021 and 2020 on the basis of IFRS -IAS (expressed in millions Euro, except per ordinary share)

	Second Quarter ended on		Change	Percentage of revenue
	30-Jun-21	30-Jun-20%		30-Jun-21	30-Jun-20
Revenue	108.4	61.6	76.0%	100.0%	100.0%
Cost of Sales	(69.3)	(45.5)	52.2%	-63.9%	-73.9%
Gross profit	39.2	16.1	143.3%	36.1%	26.1%
Other income	1.7	0.9		1.5%	1.5%
Selling Expenses, of which:	(31.1)	(17.2)	80.6%	-28.7%	-28.0%
extraordinary costs	(1.1)	0.0		-1.0%	0.0%
Administrative expenses, of which:	(8.2)	(6.1)	33.5%	-7.6%	-10.0%
extraordinary costs	(0.3)	0.0		-0.3%	0.0%
Impairment on trade receivables	0.0	(1.3)		0.0%	-2.2%
Other expenses	(0.1)	(0.1)		-0.1%	-0.1%
Operating profit/(loss)	1.5	(7.7)		1.4%	-12.5%
Finance income	0.0	0.1		0.0%	0.1%
Finance costs	(1.7)	(1.4)		-1.6%	-2.3%
Net exchange rate gains/(losses)	0.2	(0.4)		0.1%	-0.6%
Gain from disposal and loss of control of a subsidiary	0.0	0.0		0.0%	0.0%
Net finance income/(costs)	(1.5)	(1.7)		-1.4%	-2.8%
Share of profit/(loss) of equity-method investees	0.9	0.5		0.8%	0.8%
Profit/(Loss) before tax	0.8	(8.9)		0.8%	-14.5%
Income tax expense	(0.9)	(0.2)		-0.8%	-0.3%
Profit/(Loss) for the period	(0.1)	(9.1)		-0.1%	-14.7%
Profit/(Loss) attributable to:
Owners of the Company	(0.3)	(8.9)
Non-controlling interests	0.3	(0.2)

Profit/(loss) per Ordinary Share	(0.01)	(0.16)

KEY RESULTS SUMMARY: HALF YEAR 2021
In the first half of 2021, the Company reported improved results compared to 1H 2020 and 1H 2019:
•	total revenue amounted to €209.9 million, an increase of 45.7% compared to 1H 2020 and of 5.8% compared to 1H 2019;

Second Quarter 2021 Financial Results and Shareholder Letter

•	total written orders amounted to €186.6 million, an increase of 49.1% compared to 1H 2020 and of 7.3% compared to 1H 2019;
•	we had a gross margin of 36.2%, which increased from 30.8% in 1H 2020 and 29.1% in 1H 2019;
•
we had an operating profit of €4.8 million, benefitting also from €2.6 million savings deriving from the adoption of temporary COVID-related public measures on the cost of labor, mainly  in Italy. The 1H 2021 operating profit increased from an operating loss of (€12.7) million in 1H 2020 and (€10.8) million in 1H 2019; and

•
we had a net profit of €5.9 million, which includes extraordinary demurrage, handling and legal costs of €1.4 million related to duties imposed by Canadian customs.  1H 2021 net profit of €5.9 million compares to a net loss of (€16.9) million in 1H 2020 and a net loss of (€15.2) million in 1H 2019.

Natuzzi S.p.A. and Subsidiaries

	First Half ended on		Change	Percentage of revenue	
	30-Jun-21	30-Jun-20	%	30-Jun-21	30-Jun-20
Revenue	209.9	144.1	45.7%	100.0%	100.0%
Cost of Sales	(134.0)	(99.7)	34.4%	-63.8%	-69.2%
Gross profit	**76.0**	**44.3**	**71.3%**	**36.2%**	**30.8%**
Other income	3.0	1.9		1.4%	1.3%
Selling expenses, of which:	(58.9)	(42.2)	39.5%	-28.0%	-29.3%
extraordinary costs	*(1.1)*	*0.0*		*-0.5%*	*0.0%*
Administrative expenses, of which:	(15.3)	(14.5)	5.5%	-7.3%	-10.0%
extraordinary costs	*(0.3)*	*0.0*		*-0.2%*	*0.0%*
Impairment on trade receivables	0.0	(1.8)		0.0%	-1.3%
Other expenses	(0.1)	(0.4)		0.0%	-0.3%
Operating profit/(loss)	**4.8**	**(12.7)**		**2.3%**	**-8.8%**
Finance income	0.0	0.2		0.0%	0.1%
Finance costs	(3.3)	(3.1)		-1.6%	-2.1%
Net exchange rate gains/(losses)	(0.6)	(2.0)		-0.3%	-1.4%
Gain from disposal and loss of control of a subsidiary	4.8	0.0		2.3%	0.0%
Net finance income/(costs)	**0.8**	**(4.9)**		**0.4%**	**-3.4%**
Share of profit/(loss) of equity-method investees	2.0	0.9		0.9%	0.6%
Profit/(Loss) before tax	**7.6**	**(16.7)**		**3.6%**	**-11.6%**
Income tax expense	(1.7)	(0.2)		-0.8%	-0.2%
Profit/(Loss) for the period	**5.9**	**(16.9)**		**2.8%**	**-11.7%**
Profit/(Loss) attributable to:					
Owners of the Company	5.8	(16.6)			
Non-controlling interests	0.1	(0.3)			
Profit/(loss) per Ordinary Share	**0.11**	**(0.30)**

Second Quarter 2021 Financial Results and Shareholder Letter

BALANCE SHEET AND CASH FLOW
In the first half of 2021, the Company used €6.5 million from operating activities as a result of:
•	a profit for the period of €5.9 million;
•	adjustments for non-monetary items of €6.6 million, of which depreciation and amortization of €10.4 million;
•
(€14.5) million of cash used mainly due to higher working capital needed to meet the increased production for the period, of which (€13.1) million of inventory and (€7.3) million of trade receivables, partially offset by trade and other payables;

•	interest and taxes paid of (€4.5) million.
During the first half of 2021, €6.5 million of cash were provided by investing activities, mainly due to €8.1 million collected from the sale of a piece of land near the Company’s headquarters (€2.6 million) and of one of its Italian subsidiaries (€5.5 million), partially offset by €1.2 million invested in capital expenditures.
In the same period, €5.2 million of additional cash were generated by financing activities.
As a result, cash position as of June 30, 2021 improved to €55.1 million, compared to €48.2 million as of December 31, 2020.
As of June 30, 2021, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€1.9) million, compared to €0.9 million as of December 31, 2020.

Second Quarter 2021 Financial Results and Shareholder Letter

Natuzzi S.p.A. and Subsidiaries

Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Jun-21	31-Dec-20

ASSETS
Non-current assets	179.8	184.0
Current assets	197.5	172.0
TOTAL ASSETS	377.2	356.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	83.0	74.3
Non-controlling interests	1.3	1.0
Non-current liabilities	102.1	104.0
Current liabilities	190.9	176.7
TOTAL EQUITY AND LIABILITIES	377.2	356.0

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-21	31-Dec-20

Net cash provided by (used in) operating activities	(6.5)	12.3

Net cash provided by (used in) investing activities	6.5	2.3

Net cash provided by (used in) financing activities	5.2	(5.6)

Increase (decrease) in cash and cash equivalents	5.1	9.0

Cash and cash equivalents, beginning of the year	46.1	37.8

	0.4	(0.8)

Cash and cash equivalents, end of the period	51.6	46.1

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-21	31-Dec-20
Cash and cash equivalents in the statement of financial position	55.1	48.2
Bank overdrafts repayable on demand	(3.5)	(2.1)
Cash and cash equivalents in the statement of cash flows	51.6	46.1

Second Quarter 2021 Financial Results and Shareholder Letter

NON-GAAP FINANCIAL INFORMATION
Return on Capital Employed (ROCE)The goal of our strategy is to create value for our Company and its shareholders, measured in terms of increased value per share.  We are increasingly focusing on margin generation and capital efficiency as key performance indicators to drive our capital allocation choices and, more broadly, our management decisions.  To track this progress, we will begin to share with our investors metrics that directionally provide a sense of our value creation journey.
With this release, we will periodically provide details on ROCE.
ROCE was 5.1% for the trailing twelve months as of the end of 2Q 2021 compared to (17.9)% and (15.6)% for the trailing twelve months as of the end of 2Q 2020 and 2Q 2019, respectively. See the ROCE calculation(1) in the table below.

(€ in thousands, unaudited)	30-June-21(1)	30-June-20(1)	30-June-19(1)

Operating profit/(loss) (trailing twelve months )	6,797	(24,374)	(28,156)

TOTAL ASSETS [A]	364,826	355,360	379,870

Non Current Liabilities:	105,955	112,944	86,977
Less: Long-term borrowings	(11,888)	(13,328)	(10,943)
Non-Current liabilities, net of bank debt [B]	94,066	99,616	76,034

Current liabilities:	177,853	142,184	160,510
Less: Bank overdraft and short-term borrowings	(33,486)	(18,704)	(28,600)
Less: Current portion of long-term borrowings	(6,301)	(4,213)	(9,078)
Current liabilities, net of bank debt [C]	138,067	119,266	122,832

CAPITAL EMPLOYED [A-B-C]	132,693	136,478	181,004

ROCE	5.1%	(17.9)%	(15.6)%

check	5.1%	-17.9%	-15.6%

(1) Income statement accounts represent the activity for the trailing twelve months ended as of each of the balance sheet dates. Balance sheet accounts represent the average account balance for the four quarters ended as of each of the balance sheet dates.
The Company calculates ROCE by taking the operating profit/(loss) divided by capital employed. Capital employed equals total assets less non-current and current liabilities, both net of bank debt.  Other companies may calculate ROCE differently, limiting the usefulness of this measure for comparative purposes.

Second Quarter 2021 Financial Results and Shareholder Letter

The Company believes that this non-GAAP measure of financial results provides useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations.  Company management uses this non-GAAP measure to compare Company performance to that of prior periods for trend analyses, for budgeting and planning purposes and for assessing the effectiveness of capital allocation over time.
Company management does not consider this non-GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP.  The principal limitations of this non-GAAP financial measure is that it excludes significant expenses and income that are required by GAAP to be recognized in the Company’s consolidated financial statements.  In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expenses and income are excluded or included in determining this non-GAAP financial measure.  In order to compensate for these limitations, management presents this non-GAAP financial measures in connection with GAAP results.  The Company urges investors to review the reconciliation of this non-GAAP financial measures to the comparable GAAP financial measure and not to rely on any single financial measure to evaluate the business.

Second Quarter 2021 Financial Results and Shareholder Letter

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information
This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture.  With a global retail network of 577 mono-brand stores and 562 galleries as of June 30, 2021, Natuzzi distributes its collections worldwide.  Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

For information:
Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com
Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
NATUZZI S.p.A.
(Registrant)

Date:	SEPTEMBER 24, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi